CESP Companhia Energética de São Paulo

Data
São Paulo, November 14, 2001

Ref. CESP
CT/FFM/2115/2001

02002610

02 JAN 18 AM 8:25

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are also attaching a copy of the Minutes of the General Shareholders´ Meeting of CESP held on October 26, 2001.

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

Enclosure: 1

dlw 1/25

Rua da Consolação , 1875
01301 - 100 São Paulo - SP
Telefone PABX: (0XX11) 3234 6211
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: October 26, 2001, 10:00 a.m. **PLACE**: CESP´s Head Office at Rua da Consolação, 1875, 14th floor, São Paulo, SP. **CALL NOTICE**: Notice published on October 9, 10 and 11, 2001, in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over 2/3 of the capital stock with voting right, according to signatures in the Shareholders´ Book of Attendance; with the presence of the representatives of the Audit Committee; of Arthur Andersen S/C - Independent Accountants; of the Executive Committee and of the Accountant General of the Company. **BOARD**: Chairman – Sílvio Aleixo. Secretary – Lígia Ourives da Cruz Ferreira. **AGENDA**: a) Appreciation of the Financial Statements as of June 30, 2001 and approval of the non distribution of dividends concerning that period; b) Amendment to the election of the members of the Board of Directors; c) Other matters of corporate interest. **CLARIFICATIONS**: a) The matters were duly considered by the State Capital Defense Council – CODEC, through Opinion No. 071/2001 of 10.24.2001; b) The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. 6404/76. **DELIBERATIONS**: **a) Appreciation of the Financial Statements as of June 30, 2001 and approval of the non distribution of dividends concerning that period.** The matter received a favorable opinion of Arthur Andersen S/C, Board of Directors and Audit Committee of CESP, as well as is in accordance with the corporate law and with the Corporate Bylaws. CESP ended the first semester of 2001 with a net loss of R$ 631 million, that after the appropriation of the portion of the Realization of Income Reserves, resulted in a negative basis for the payment of R$ 599 million. This way, as the basis for the payment of dividends was negative, the Management of the Company proposed the non distribution of dividends concerning that period. Put the matter to vote, it resulted **unanimously approved**. **b) Amendment to the election of the members of the Board of Directors**. Put the matter to vote, it resulted unanimously **approved** the amendment to the election of members of the Board of Directors made "ex-vi" of the Corporate Bylaws, "ad referendum" of the General Shareholders´ Meeting. The members are: Messrs. MARIO BRAGATO, Brazilian, single, sociologist, Identity Card (RG) No. 6,149,078-7, Taxpayer´s Card (CPF/MF) No. 004,939,469-10, resident and domiciled at Rua 15 de Novembro, 964, Presidente Prudente – SP, in substitution for Mr. Marcos Arbaitman, for the remaining term of office of the substituted member; JOSÉ ALEXANDRE NOGUEIRA DE RESENDE, Brazilian, married, civil engineer, Identity Card (RG) No. M-440.684,Taxpayer´s Card (CPF/MF) No. 694,826,917-68, resident and domiciled at Avenida Atlântica, 3628, apt. 902, Rio de Janeiro – RJ, in substitution for Mr. Xisto Vieira Filho for the remaining period of the term of office of the substituted member, and FERNANDO JOSÉ TENÓRIO ACOSTA, Brazilian, married, lawyer, Identity Card (RG) No. 7,139,645-7, Taxpayer´s Card (CPF/MF) No. 953,603,608-87, resident and domiciled at Rua Pedro Vilalobos Martin, 194, São Paulo – SP, in substitution for Mr. Francisco Wagner Monteiro, representative of the employees, for the term of office of 1 year, according to Resolution SES Nr. 050/91 of 05.21.1991. The inauguration in their offices shall obey the requirements and hindrances stated in the relevant legislation, especially that related to the declaration of properties. The remuneration shall be kept the same for all councilmembers and their offices shall be performed for the remaining period of the substituted members. The Board of Directors of the company is presently composed as follows: **Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Dalmo do Valle Nogueira Filho, Fernando Carvalho Braga, Fernando José Tenério Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo. c) Other matters of corporate interest.** The floor was offered to those present and the representative of the

shareholder Fazenda do Estado de São Paulo recommended, according to Opinion CODEC No. 071/01, that any economic and financial matter be deliberated, reminding the Company's Executive Committee of the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Extraordinary General Shareholders' Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Sílvio Aleixo, Chairman; Lígia Ourives da Cruz Ferreira, Secretary; Francisco Geraldo Salgado Cesar, for Fazenda do Estado de São Paulo; Paulo Roberto Penachio, for Banco Nossa Caixa S.A.; Eduardo Yoshimara Kenshima, for Companhia do Metropolitano de São Paulo – METRÔ; Alfonso Gomez Macias Filho, for Centrais Elétricas Brasileiras S.A. – ELETROBRÁS; Carlos Dayer Miranda, for Departamento de Águas e Energia Elétrica – DAEE; Carlos Alberto Alves, for Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas; Francisco Wagner Monteiro, for AEC - Associação dos Empregados da CESP and Fundação CESP; Ilberto Rodrigues dos Santos, for the Audit Committee and Sérgio Feijão Filho.

São Paulo, October 26, 2001.

Sílvio Aleixo	Lígia Ourives da Cruz Ferreira
President of the Board of Directors	Secretary